OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31,2004
Estimated average burden	
Hours per response	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17 A-5 PART III

SEC FILE NUMBER
8-22543

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 09/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R.M. Stark & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Southeast Sixth Avenue, Suite 203
(No. and Street)

Delray Beach (City) FL (State) 33483 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary L. Stark (561) 243-3815
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman, Rossin & Co.
(Name - *if individual, state last, first, middle name*)

2699 South Bayshore Drive (Address) Miami (City) FL (State) 33133 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Gary L. Stark swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R.M. Stark & Co., Inc., as of September 30, 20 03 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

OFFICIAL NOTARY SEAL
CARYN ZIMMERMANN
NOTARY PUBLIC STATE OF FLORIDA
COMMISSION NO. DD123261
MY COMMISSION EXP. JUNE 9,2006

(Signature)

President
(Title)

Caryn Zimmermann
(Notary Public)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by CFTC Regulation 1.16 and SEC Rule 17a-5.

*** For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

CONTENTS

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
R.M. Stark & Co., Inc.
Delray Beach, Florida

We have audited the accompanying statement of financial condition of R.M. Stark & Co., Inc. as of September 30, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of R.M. Stark & Co., Inc. as of September 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

Kaufman, Rossin & Co.

Miami, Florida
November 14, 2003

R.M. STARK & CO., INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2003

ASSETS

CASH AND CASH EQUIVALENTS, including $19,590 held at broker (Note 4)	$	22,885
RECEIVABLE FROM BROKER (NOTE 4)		203,214
SECURITIES OWNED, AT MARKET (NOTE 4)		653,574
INTEREST RECEIVABLE		9,459
OTHER ASSETS		156,678
	$	1,045,810

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Securities sold, but not yet purchased, at market (Note 4)	$	13,466
Accounts payable and accrued liabilities		224,357
Due to parent (Note 6)		65,389
Total liabilities		303,212
LEASE COMMITMENTS AND CONTINGENCIES (NOTES 2 AND 5)		
STOCKHOLDER'S EQUITY		742,598
	$	1,045,810

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

R.M. Stark & Co., Inc., (the Company) is a broker of various types of equity, debt, commodity, insurance, and mutual fund instruments. The Company primarily acts in an agency capacity, buying and selling these instruments for its customers on a nationwide basis, and charging a commission. To a lesser extent, the Company also trades securities for its own account.

The Company is a wholly owned subsidiary of RMST Holding Company, Inc. ("the Parent") (See Note 6).

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions

Securities transactions and related commission income and clearing costs are reported on a trade date basis and securities owned and securities sold, but not yet purchased are valued at market.

Derivative Instruments

The Company complies with Financial Accounting Standards Board Statement 133, "Accounting for Derivative Instruments and Hedging Activities," which requires disclosures with respect to the purpose of and risks associated with using derivatives.

The Company invests in equity-related derivative contracts (derivatives), primarily options. In the normal course of business, the Company enters into derivative contracts for trading purposes, and sometimes as a hedge of other securities market risks. Typically, derivative contracts serve as components of the Company's investment strategies and are utilized primarily to structure the portfolio or individual investments to economically match the investment objectives of the Company.

Generally, the Company purchases and sells equity put and call options. Options represent the opportunity to sell or buy the underlying equity securities at specified prices and future dates.

The Company's exposure to credit risk associated with counterparty nonperformance on any derivatives that are not exchange traded is typically limited to the unrealized gains reported as assets associated with such contracts. Generally, the Company trades in only exchange traded derivatives.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Profit Sharing Plan

The Company maintains a 401(k) Profit Sharing Plan (the Plan). Under the Plan, all eligible employees may contribute up to 6% of compensation, subject to the statutory maximum. The Company will match 50% of employees' contributions up to 6% of employee compensation.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with a purchased maturity of three months or less to be cash equivalents.

Receivable from Broker

The Company does not provide a reserve for uncollected receivables as substantially all amounts are collateralized by securities awaiting delivery.

Income Taxes

The Company has elected with its Parent to be a Qualified Subchapter S Subsidiary. Under these provisions, the Company's taxable income or loss is included in the Parent's tax return (see Note 6).

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

NOTE 2. LEASE COMMITMENTS

The Company is obligated under a non-cancelable lease agreement, expiring September 30, 2005, for its office facility in Delray Beach, Florida. The Company is also obligated under two non-cancelable equipment leases expiring in 2005 and 2006.

NOTE 2. LEASE COMMITMENTS (Continued)

Approximate future minimum payments under the non-cancelable leases for the years subsequent to September 30, 2003, are as follows:

2004	$	67,000
2005		69,000
2006		4,000
	$	140,000

NOTE 3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At September 30, 2003, the Company's "Net Capital" was $513,871 which exceeded requirements by $413,871, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.56 to 1.

NOTE 4. RISK CONCENTRATIONS

Cash Concentration

The Company may, from time to time, maintain cash balances at financial institutions in excess of federally insured limits.

Custody of Securities and Clearing Broker Accounts

The clearing and depository operations for the Company's securities transactions are provided by Pershing, LLC, formerly BNY Clearing Services, LLC, a Bank of New York Company. At September 30, 2003, all security positions, the clearing deposit and the receivable from broker are held by and due from this brokerage firm.

Securities Owned

At September 30, 2003, securities owned, at market consisted of $238,127 of equities, $367,211 of corporate bonds, $42,896 of municipal bonds and $5,340 of options.

NOTE 4. RISK CONCENTRATIONS (Continued)

Securities Sold, But Not Yet Purchased

Securities sold, but not yet purchased aggregated $13,466 at September 30, 2003. Subsequent market fluctuations may require the Company to purchase these securities at prices which exceed the market value in the accompanying statement of financial condition.

NOTE 5. CONTINGENCIES

The Company, its stockholder and former and current registered representatives, have been named in two arbitration matters before the NASD Dispute Resolution, Inc. Both matters involve claims of excessive trading, recommendation of unsuitable securities and breach of fiduciary duty. One matter is claiming approximately $330,000 in damages, while the other matter is claiming approximately $570,000 in damages. The matter claiming $570,000 has been referred to the Company's insurance carrier and management believes that the Company has applicable insurance available to cover any liability, if any, in excess of $50,000, with the exception of any award of punitive damages. These matters are currently in discovery. Management believes these matters are without merit and plans on vigorously contesting them. The outcome of these matters and potential liability, if any, cannot be determined at this time.

NOTE 6. TRANSACTIONS WITH PARENT

During the year ended September 30, 2003, the Company used property and equipment of the Parent at a charge of $3,800.

During the year ended September 30, 2003, the Parent paid $83,175 of an insurance premium on behalf of the Company. The Company is making monthly payments of $8,893 to reimburse the Parent and at September 30, 2003, $65,389 is reflected in the accompanying statement of financial condition as due to Parent.